Advantest Corporation - Consolidated (FY2004)

Consolidated Financial Statements, etc.

Consolidated Balance Sheets

--------------------------------------------------------------------------------------------------------------------
                                                                   FY2003                        FY2004
                                                           (As of March 31, 2004)        (As of March 31, 2005)
--------------------------------------------------------------------------------------------------------------------
                                                             Amount       Percentage       Amount       Percentage
                                                  Notes (in million yen)     (%)      (in million yen)     (%)
--------------------------------------------------------------------------------------------------------------------
                   (Assets)
   Cash and cash equivalents                                    101,146                       120,986
   Trade accounts receivable, less allowance      *1             76,133                        56,702
   for doubtful accounts
   Inventories                                                   49,423                        29,585
   Deferred tax assets                                           25,875                        13,673
   Other current assets                                           3,185                         2,985
                                                       -------------------           -------------------
      Total current assets                                      255,762       77.3            223,931       75.5
   Investment securities                        Note 4            7,952        2.4              7,772        2.6
   Property, plant and equipment, net            *2 *3           50,516       15.3             51,364       17.3
   Deferred tax assets                                           10,964        3.3              8,438        2.9
   Intangible assets, at cost, less                               3,756        1.1              3,090        1.0
   accumulated amortization
   Other assets                                                   1,858        0.6              2,174        0.7
                                                       -------------------           -------------------
      Total assets                                              330,808      100.0            296,769      100.0
                                                       -------------------           -------------------
                  (Liabilities)
   Current installments of long-term debt         *3              4,543                        20,043
   Trade accounts payable                                        38,214                        23,196
   Income taxes payable                                           3,845                         7,278
   Accrued expenses                                               9,368                        13,865
   Accrued warranty expenses                                      3,121                         4,090
   Deferred revenue                                               4,543                         2,220
   Other current liabilities                                      2,977                         3,302
                                                       -------------------           -------------------
      Total current liabilities                                  66,611       20.1             73,994       24.9
   Long-term debt, excluding current              *3             20,083        6.1                 40        0.0
   installments
   Accrued pension and severance cost                            18,348        5.6             12,605        4.3
   Other long-term liabilities                                    3,411        1.0              3,381        1.1
                                                       -------------------           -------------------
     Total liabilities                                          108,453       32.8             90,020       30.3
                                                       -------------------           -------------------
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                                   FY2003                        FY2004
                                                           (As of March 31, 2004)        (As of March 31, 2005)
--------------------------------------------------------------------------------------------------------------------
                                                             Amount       Percentage       Amount       Percentage
                                                  Notes (in million yen)      (%)     (in million yen)     (%)
--------------------------------------------------------------------------------------------------------------------
              (Minority interests)
   Minority interests                                               587        0.2                  -        -

             (Stockholders' equity)
   Common stock                                                  32,363        9.8             32,363       10.9
   Capital surplus                                               32,973       10.0             35,263       11.9
   Retained earnings                                            177,404       53.5            210,121       70.8
   Accumulated other comprehensive income         *4            (8,061)       (2.4)           (4,878)       (1.6)
   (loss)
   Treasury stock                                              (12,911)       (3.9)          (66,120)      (22.3)
                                                       -------------------            ------------------
     Total stockholders' equity                                 221,768       67.0            206,749       69.7
                                                       -------------------            ------------------
     Total liabilities and stockholders'                        330,808      100.0            296,769      100.0
     equity
                                                       -------------------            ------------------
--------------------------------------------------------------------------------------------------------------------

  (Notes)
--------------------------------------------------------------------------------------------------------------------
                                                                   Amount                        Amount
                                                              (in million yen)              (in million yen)
--------------------------------------------------------------------------------------------------------------------
   *1. Allowance for doubtful accounts                            2,464                         2,174
--------------------------------------------------------------------------------------------------------------------
   *2. Accumulated depreciation on property, plant               64,533                        67,933
       and equipment
--------------------------------------------------------------------------------------------------------------------
   *3. Collateralized assets and secured obligations

        Property, plant and equipment                               403                           393

        Obligations secured by the above                             38                            24
--------------------------------------------------------------------------------------------------------------------
   *4. Accumulated other comprehensive income (loss)

        Foreign currency translation adjustment                 (8,087)                       (6,452)

        Net unrealized gain (loss) on                             1,422                         1,574
        available-for-sale securities

        Minimum pension liability Adjustment                    (1,396)                             -
--------------------------------------------------------------------------------------------------------------------
   5. Net assets per share (in yen)                            2,256.59                      2,236.97
--------------------------------------------------------------------------------------------------------------------

       Consolidated Statements of Income

--------------------------------------------------------------------------------------------------------------------
                                                                   FY2003                        FY2004
                                                           (April 1, 2003 through        (April 1, 2004 through
                                                              March 31, 2004)               March 31, 2005)
--------------------------------------------------------------------------------------------------------------------
                                                 Notes        Amount        Percentage      Amount        Percentage
                                                         (in million yen)      (%)     (in million yen)      (%)
--------------------------------------------------------------------------------------------------------------------
 Net sales                                                          174,218    100.0              239,439    100.0
 Cost of sales                                                       85,513     49.1              115,994     48.4
                                                                  -----------                   -----------
   Gross profit                                                      88,705     50.9              123,445     51.6
 Research and development expenses                                   21,637     12.4               26,280     11.0
 Selling, general and administrative expenses                        36,108     20.7               36,446     15.2
                                                                  -----------                   -----------
   Operating income (loss)                                           30,960     17.8               60,719     25.4
 Other income (expense):
   Interest and dividends income                              339                           597
   Interest expense                                         (469)                         (441)
   Minority interests                                       (214)                          (84)
   Equity in earnings (losses) of affiliates                (117)                             -
   Other                                                  (1,621)   (2,082)    (1.2)      1,017     1,089      0.4
                                                       ----------------------        ----------------------
   Income (loss) before income taxes                                 28,878     16.6               61,808     25.8
 Income taxes                                                        11,549      6.6               23,730      9.9
                                                                  -----------                   -----------
   Net income (loss)                                                 17,329     10.0               38,078     15.9
                                                                 -----------                   -----------
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                                   FY2003                        FY2004
                                                           (April 1, 2003 through        (April 1, 2004 through
                                                              March 31, 2004)               March 31, 2005)
--------------------------------------------------------------------------------------------------------------------
                                                 Notes             Amount                        Amount
                                                                  (in yen)                      (in yen)
--------------------------------------------------------------------------------------------------------------------
  Net income per share (Net loss per share)
    Basic                                                                 176.37                        389.54
    Diluted                                                               176.02                        388.51
--------------------------------------------------------------------------------------------------------------------


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


       Consolidated Statements of Stockholders' Equity

--------------------------------------------------------------------------------------------------------------------
                                                                   FY2003                        FY2004
                                                           (April 1, 2003 through        (April 1, 2004 through
                                                               March 31, 2004)               March 31, 2005)
--------------------------------------------------------------------------------------------------------------------
                                                                   Amount                        Amount
                                                  Notes       (in million yen)              (in million yen)
--------------------------------------------------------------------------------------------------------------------
  Common stock :
    Balance at beginning of year                                          32,363                        32,363
                                                       -------------------------------------------------------------
    Balance at end of year                                                32,363                        32,363
                                                       -------------------------------------------------------------
  Capital surplus :
    Balance at beginning of year                                          32,973                        32,973
    Stock option compensation expense                                                                    2,290
                                                       -------------------------------------------------------------
    Balance at end of year                                                32,973                        35,263
                                                       -------------------------------------------------------------
  Retained earnings :
    Balance at beginning of year                                         162,547                       177,404
    Net income (loss)                                                     17,329                        38,078
    Cash dividends                                                       (2,456)                       (4,915)
    Loss on disposal of treasury stock                                      (16)                         (446)
                                                       -------------------------------------------------------------
    Balance at end of year                                               177,404                       210,121
                                                       -------------------------------------------------------------
  Accumulated other comprehensive income
  (loss) :
    Balance at beginning of year                                         (4,055)                       (8,061)
    Other comprehensive income (loss), net of                            (4,006)                         3,183
    tax
                                                       -------------------------------------------------------------
    Balance at end of year                                               (8,061)                       (4,878)
                                                       -------------------------------------------------------------
  Treasury stock :
    Balance at beginning of year                                        (13,165)                      (12,911)
    Treasury stock purchased                                                (32)                      (54,513)
    Exercise of stock options                                                180                         1,302
    Decrease in treasury stock upon share                                    105                             -
    exchange
    Treasury stock sold                                                        1                             2
                                                       -------------------------------------------------------------
    Balance at end of year                                              (12,911)                      (66,120)
                                                       -------------------------------------------------------------
      Total stockholders' equity                                         221,768                       206,749
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
  Disclosure of comprehensive income (loss) :
    Net income (loss)                                                     17,329                        38,078
    Other comprehensive income (loss), net of                            (4,006)                         3,183
    tax
                                                       -------------------------------------------------------------
    Total comprehensive income (loss)                                     13,323                        41,261
--------------------------------------------------------------------------------------------------------------------


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


       Consolidated Statements of Cash Flows

--------------------------------------------------------------------------------------------------------------------
                                                                   FY2003                        FY2004
                                                           (April 1, 2003 through        (April 1, 2004 through
                                                              March 31, 2004)               March 31, 2005)
--------------------------------------------------------------------------------------------------------------------
                                                                   Amount                        Amount
                                                              (in million yen)              (in million yen)
--------------------------------------------------------------------------------------------------------------------

I   Cash flows from operating activities:
      Net income (loss)                                                   17,329                        38,078

      Adjustments to reconcile net income (loss) to net cash provided by operating activities:
        Depreciation and amortization                                      9,328                         8,285
        Deferred income taxes                                              6,703                        13,540
        Impairment loss on long-lived assets                               3,030                             -
        Decrease (increase) in trade accounts                           (35,285)                        20,953
        receivable
        Decrease (increase) in inventories                              (14,570)                        20,218
        Increase (decrease) in trade accounts payable                     29,190                      (16,375)
        Increase (decrease) in income taxes payable                        1,997                         3,311
        Increase (decrease) in accrued expenses                            2,536                         4,445
        Increase (decrease) in accrued warranty                              709                           969
        expenses
        Increase (decrease) in deferred revenue                            3,441                       (2,456)
        Increase (decrease) in accrued pension and                         2,639                       (3,409)
        severance cost
        Other                                                              1,168                         2,768
                                                       -------------------------------------------------------------
          Net cash provided by operating activities                       28,215                        90,327
                                                       -------------------------------------------------------------
II   Cash flows from investing activities:
      Proceeds from sale of marketable securities                            323                         1,428
      (available-for-sale securities)
      Proceeds from sale of non-marketable securities                        387                            50
      Purchases of non-marketable securities                             (1,288)                             -
      Proceeds from sale of property, plant and                              435                           132
      equipment
      Purchases of intangible assets                                       (358)                         (470)
      Purchases of property, plant and equipment                         (5,068)                       (8,738)
      Other                                                                  499                         (652)
                                                       -------------------------------------------------------------
        Net cash used in investing activities                            (5,070)                       (8,250)
                                                       -------------------------------------------------------------
III  Cash flows from financing activities:
      Principal payments on long-term debt                               (3,811)                       (4,543)
      Proceeds from sales of treasury stock                                   90                           939
      Payments to acquire treasury stock                                    (31)                      (54,511)
      Dividends paid                                                     (2,462)                       (4,907)
      Other                                                                (162)                          (14)
                                                       -------------------------------------------------------------
        Net cash used in financing activities                            (6,376)                      (63,036)
                                                       -------------------------------------------------------------
IV   Net effect of exchange rate changes on cash and                     (2,961)                           799
     cash equivalents
                                                       -------------------------------------------------------------
V    Net change in cash and cash equivalents                              13,808                        19,840
VI   Cash and cash equivalents at beginning of year                       87,338                       101,146
                                                       -------------------------------------------------------------
VII  Cash and cash equivalents at end of year                            101,146                       120,986
                                                       -------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------


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